

August 5, 2015

<u>Via E-Mail</u>
Mr. Paul Mathieson
Chief Executive Officer
IEG Holdings Corporation
6160 West Tropicana Ave, Suite E-13
Las Vegas, Nevada 89103

Re: IEG Holdings Corporation
Registration Statement on Form S-1
Filed July 17, 2015
File No. 333-205729

Dear Mr. Mathieson:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Given the size of the offering by Mr. Mathieson relative to the number of shares presently outstanding held by non-affiliates, as well as Mr. Mathieson's role as an executive officer of your company and his seat on your board of directors, we are concerned that Mr. Mathieson's resale transaction could be a primary offering on your behalf. Please provide us with a detailed analysis as to why the proposed offering by Mr. Mathieson is not a primary offering on your behalf and thus should be appropriately characterized as a transaction eligible to be made pursuant to Rule 415(a)(1)(i) under the Securities Act. We may have further comments after reviewing your response. Please refer to Question 612.09 of our Compliance & Disclosure Interpretations for Securities Act Rules, which can be found on our website, www.sec.gov.

Prospectus Cover Page

2. Please reconcile your disclosure in the second paragraph on the prospectus cover page that the selling stockholders may be deemed to be underwriters with your disclosure on page 14, in the second to last sentence of the third paragraph, that the selling stockholders are underwriters.

3. Please revise the prospectus cover page to clarify whether the selling shareholders will sell at the fixed price of $10.00 per share for the duration of the offering. Please make conforming revisions, as necessary throughout the prospectus (e.g., the offering summary, determination of offering price and plan of distribution sections of the prospectus).

Principal and Selling Stockholders, page 35

4. Please confirm that your representation in the last sentence of the second paragraph of this section encompasses the legal entities identified in the footnotes to the table.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3338 if you have any questions.

Sincerely,

/s/ Dietrich A. King

Dietrich A. King
Assistant Director

cc: Laura Anthony, Esquire